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Popover : the classic New England treat, light, buttery, delicious. Those look good behind you.
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Now, it's moving from treat to star! Jackie Bruno has "Uniquely Boston" story about the popular pastry.
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Welcome to Popover King! Thank you
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On Boston's Canal Street, just a stone's throw away from the TD Garden is a cafe devoted to popovers
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Owner Coco Love fell in love with this New England treat shortly after she moved to Boston 5 years ago
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It was really really that kind of a food that you just want to keep eating
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especially with butter. I immediately thought that this was a perfect canvas
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So after researching traditional recipes she began experimenting
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I knew I could fill it with all sorts of stuff because it's hollow.
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The first thought since I was so close to the North End was Huh cannoli
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sweetened ricotta. She added fresh berries and maple and created The Royal.
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So you made this at home and you said this is a winner we have to start a restaurant.
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Pretty much!
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Other offerings include this decadent chocolate filled popover or savory options like the Friar Tuck.
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It's got all my favorite stuff inside it. Pesto, cheese, bacon
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Oh yeah, that's just good as I thought it was gonna be. And then there's this :
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The Rum Tum Ditty. We're sort of reimagining a sandwich by using popovers as the base
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And look how gorgeous it is. That's like Ready for Instagram.
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And ready to be eaten! And with a menu this large, there's something for almost everyone.
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Jackie Bruno, NBC 10 Boston